UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington**, D.C. 20549**

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FORM C UNDER **THE SECURITIES ACT OF 1933**

(Mark one.)

Form C: Offering Statement
Form C-U: Progress Update:
■ Form C/A: Amendment to Offering Statement:
Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer: Ourotech, Inc.
Legal status of issuer:
Form: C Corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of organization): January 10, 2017
Physical address of issuer: 896 Mandolin Place, Mississauga, Ontario, Canada L5W 1S1
Website of issuer: www.ourotech.ca

Name of intermediary through which the offering will be conducted: Slice Capital Inc.
CIK number of intermediary: 0001676048
SEC file number of intermediary: 007-00061
CRD number, if applicable, of intermediary: 284433

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: Crowd SAFE
Target number of securities to be offered: N/A
Price (or method for determining price): N/A
Target offering amount: $25 000
Oversubscriptions accepted: ■ Yes No
If yes, disclose how oversubscriptions will be allocated: Pro-rata basis ■ First-come, first-served basis
Other – provide a description:
Maximum offering amount (if different from target offering amount): $100 000
Deadline to reach the target offering amount: June 30, 2018